Exhibit (a)(1)(xi)

For more information: John Ritchie Chief Financial Officer EFI 650-357-3500	Investor Relations: JoAnn Horne Market Street Partners 415-445-3239

EFI ANNOUNCES FINAL RESULTS OF ITS MODIFIED DUTCH AUCTION TENDER OFFER

Foster City, Calif. – December 24, 2009 – Electronics For Imaging, Inc. (Nasdaq: EFII), a world leader in customer-focused digital printing innovation, announced today the final results of its previously announced modified “Dutch Auction” tender offer, which expired at 12:00 midnight, New York City time, on December 18, 2009.

Based on the final count provided by Mellon Investor Services LLC, the depositary for the tender offer, 8,326,662 shares were validly tendered and delivered and not withdrawn in connection with the tender offer. EFI accepted for purchase 5,490,196 shares, at a price of $12.75 per share, for a total cost of approximately $70 million, excluding fees and expenses related to the tender offer. The number of shares accepted for purchase includes the 4,500,000 shares that EFI initially offered to purchase plus an additional 990,196 shares resulting from the exercise of its option to purchase up to an additional 2% of its outstanding shares of common stock. Because the tender offer was oversubscribed, EFI accepted shares tendered on a pro rata basis as provided in the Offer to Purchase with a proration factor of approximately 65.9% for all tendered shares except for the odd lot shares, in the amount of 2,246 shares, that were accepted without proration, in accordance with the terms of the tender offer.

EFI expects to have approximately 44.5 million shares of its common stock outstanding as of the time immediately following payment for the accepted shares. Accordingly, the number of shares of EFI common stock will have been reduced by approximately 11%.

The dealer manager for the offer is Morgan Stanley & Co. Inc. Questions concerning the tender offer may be directed to Morgan Stanley & Co. Inc. at (888) 721-8777. The information agent for the tender offer is Mellon Investor Services LLC. Any questions concerning the tender offer can be directed to the information agent by calling (201) 680-6579 (banks and brokerage firms) or (866) 281-4269 (all others toll free).

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR THE SOLICITATION OF AN OFFER TO SELL SHARES OF EFI COMMON STOCK. THE TENDER OFFER WAS MADE ONLY PURSUANT TO THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED MATERIALS THAT EFI DISTRIBUTED TO ITS STOCKHOLDERS AND FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. STOCKHOLDERS AND INVESTORS SHOULD READ CAREFULLY THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED MATERIALS BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS OF, AND CONDITIONS TO, THE TENDER OFFER.

EFI’s stockholders may obtain these documents free of charge at the SEC’s website at www.sec.gov, or at the SEC’s public reference room located at 100 F Street, N.E., Washington, DC 20549. In addition, EFI’s stockholders may also request copies of the Schedule TO, as amended, the Offer to Purchase, the Letter of Transmittal and other related materials filed with the SEC free of charge by contacting Mellon Investor Services LLC, the information agent for the tender offer.

About EFI

EFI (www.efi.com) is a world leader in customer-focused digital printing innovation. EFI’s award-winning solutions, integrated from creation to print, deliver increased performance, cost savings and productivity. The company’s robust product portfolio includes Fiery® digital color print servers; VUTEk® superwide digital inkjet printers, UV and solvent inks; Rastek UV wide-format inkjet printers; Jetrion® industrial inkjet printing systems; print production workflow and management information software; and corporate printing solutions. EFI maintains 23 offices worldwide.